CORDIA CORPORATION

445 Hamilton Avenue, Suite 408

White Plains, New York 10601

August 22, 2005

Al Pappas, Staff Attorney

Division of Corporate Finance

United States Securities & Exchange Commission

100 F Street

Washington, D.C 20549

Re:

Cordia Corporation

Registration Statement on Form SB-2

Filed May 17, 2005-06-15

333-124996

Dear Attorney Pappas:

In response to your comment letter regarding Cordia Corporation’s Application for Confidentiality Treatment dated August 19, 2005, enclosed is a revised redacted version of Exhibit 10.13.  As you know, Cordia recently filed Amendment No. 4 to its registration statement to include its second quarter results.  Recognizing the potential for additional comments on the most recently filed Amendment, I plan on filing the attached revised Exhibit 10.13 as Amendment No. 5 on EDGAR upon receipt of additional comments, or at the request of the Commission prior to receipt of comments.

To assist you in review of our Registration Statement, the attached documents are enclosed:

1.

Cordia Corporation’s response to SEC Comment Letter dated August 19, 2005 regarding its Application for Confidential Treatment

2.

Revised Request for Confidential Treatment

3.

Revised redacted Exhibit 10.13 with confidential language identified by brackets  (entire exhibit)

4.

Revised redacted Exhibit 10.13 for filing on EDGAR with confidential language identified by the word redacted in brackets (just portion of agreement with redactions)

Please feel free to contact me if you require any additional information.

Respectfully submitted,

Maria A. Abbagnaro

General Counsel

914-948-5550 x1054

cc:

Larry Spirgel, Assistant Director

CORDIA CORPORATION

445 Hamilton Avenue, Suite 408

White Plains, New York 10601

August 22, 2005

Al Pappas, Staff Attorney

Division of Corporate Finance

United States Securities & Exchange Commission

100 F Street

Washington, D.C 20549

Re:

Cordia Corporation

Revised Application for Confidential Treatment

Submitted August 15, 2005

Portions of Exhibit 10.13

Form SB-2

CF Control #17084; File No. 333-124996

Dear Attorney Pappas:

Below you will find Cordia’s responses to the issues raised in the Commission’s comment letter dated August 19, 2005.

1.  Please submit a revised copy of your agreement that clearly shows the information that you have redacted.  For example, please include the information in brackets.

CORDIA RESPONSE:  Attached is a revised copy of the agreement.  Language Cordia wishes to redact appears in bold font inside of brackets.  Also attached for your convenience are pages numbered 1, 3, 4 and 34, in which the language Cordia seeks confidential treatment is replaced with [REDACTED].

2. We note the portions of the agreement that you have redacted in response to prior comment 1, however, please narrow your request even further.  For example, we believe that Section 3.3(a)(iii) of the agreement can be narrowed.

CORDIA RESPONSE:  Section 3.3(a)(iii) has been modified accordingly and now reads:

(iii) “Baseline Volume” shall be the total number of Cordia UNE-P and resale lines that were in service with Verizon in all jurisdictions as of [REDACTED], adjusted over the Term of the Agreement to subtract Cordia UNE-P and resale lines that were in service as of [REDACTED] and that are no longer subject to this Agreement because they were located in a Verizon operating territory (or portion thereof) sold or transferred by Verizon during the Term of the Agreement (with such adjustment applying to calculation of the Baseline Volume prospectively from the date on which Verizon terminated the Agreement as to the operating territory (or portion thereof) pursuant to Section 41.2 of this Agreement)

3. In Section 3.5, the second redaction is a date that you have disclosed just below in this section.  Accordingly, confidential treatment cannot be granted for this date.  Please disclose this date in your revised application.

CORDIA RESPONSE:  The date has been disclosed.

Please feel free to contact me if you require any additional information.

Respectfully submitted,

Maria A. Abbagnaro

General Counsel

914-948-5550 x1054

cc:

Larry Spirgel, Assistant Director